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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
               Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                            For the month of May 2002

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X             Form 40-F
                                   -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No   X
                             -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statements: Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).
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                                TABLE OF CONTENTS

1. Other Events

On May 21, 2002, in Singapore, the Company revised its revenue and earnings guidance for the second quarter of 2002. A copy of the Company's press release dated May 21, 2002 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2. Exhibits

         99.1 Press release of the Company dated May 21, 2002.
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: May 21, 2002


                                             CHARTERED SEMICONDUCTOR
                                             MANUFACTURING LTD


                                             By: /s/ Chia Song Hwee
                                                 -------------------------------
                                             Name:  Chia Song Hwee
                                             Title: Senior Vice President,
                                                    Chief Financial Officer and
                                                    Chief Administrative Officer
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                                 EXHIBIT INDEX


         99.1 Press release of the Company dated May 21,2002.